As filed with the Securities and Exchange Commission on June 28, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                    to

Commission file number: 1-9044

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION

600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

DUKE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of Duke 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Duke 401(k) Plan as of December 31, 2006 and 2005, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Indianapolis, Indiana
June 28, 2007

DUKE 401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets held by Trustee:
Investments, at fair value:
Money market funds	$3,000,019	2,375,427
Mutual funds	53,035,315	41,257,539
Common stock	29,789,591	24,274,697
U.S. Treasury Notes	14,867	14,966
Loans to participants	1,718,087	1,387,227

Contributions receivable:
Participant	151,159	123,577
Employer	1,485,167	915,741

Other receivable:
Unsettled trades	563	108,236
Assets available for plan benefits	$89,194,768	70,457,410

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to assets attributed to:
Contributions:
Participants’ salary deferral	$5,586,079	5,023,247
Employer matching of salary deferral	2,407,949	2,232,848
Employer discretionary contribution	1,227,782	1,037,540
Participants’ rollover	1,881,857	746,871
	11,103,667	9,040,506
Investment income:
Net appreciation in fair value of investments	8,271,673	1,526,930
Interest and dividends	4,337,688	3,722,602
	12,609,361	5,249,532
Total additions	23,713,028	14,290,038

Deductions from assets attributed to:
Benefits paid to participants	4,936,721	5,271,265
Administrative fees	38,949	30,741
Total deductions	4,975,670	5,302,006
Net increase	18,737,358	8,988,032
Assets available for plan benefits:
Beginning of year	70,457,410	61,469,378
End of year	$89,194,768	70,457,410

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)       Description of Plan

The following description of the Duke 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 21 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)       Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including nineteen mutual funds, common stock of the Employer, a money market fund, and a self directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches participant contributions annually up to 3% of total compensation, for participants with less than 10 years of service. The Employer matches participant contributions annually up to 5% of total compensation for participants with at least 10 years of service and not at a management level of senior vice president or higher. The Employer matching contribution is limited to a participant’s first $220,000 of compensation ($210,000 in 2005), and the contribution is invested in the common stock of the Employer. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are also able to move all Employer contributions to an investment option of their choice.

(c)       Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)       Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)       Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(f)        Forfeitures

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2006 and 2005, Employer contributions were reduced by $241,110 and $91,907, respectively, from forfeited non-vested accounts. As of December 31, 2006 and 2005, there is $61,560 and $15,586, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)       Summary of Significant Accounting Policies

(a)       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)       Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

(c)       Investment Valuation

Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The money market funds and U.S. Treasury Notes are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount, net of repayments, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

(d)       Administrative Expenses

In service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees are charged to participant’s accounts as incurred.

(e)       Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the prime rate plus 1%, and range from 5% to 9.5%.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)       Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(4)       Investments

The following table represents the fair value of individual investments which exceed five percent of the Plan’s assets available for plan benefits as of December 31:

		2006	2005
Ariel Appreciation Fund	$	N/A	5,086,191
Calamos Growth Fund		N/A	3,591,325
Fidelity Balanced Fund		5,211,375	4,310,889
Fidelity Diversified International Fund		7,942,101	5,473,257
Fidelity Spartan Total Market Index Fund		5,270,015	4,356,213
Goldman Sachs Mid Cap Value CL A		5,244,564	N/A
Growth Fund of America		7,702,674	6,312,606
Van Kampen Growth and Income Fund		5,356,855	3,881,728
Duke Realty Corporation Common Stock		28,242,512	22,927,401

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common stock	$5,420,837	(312,752)
Mutual funds	2,850,935	1,839,660
U.S. Treasury Notes	(99)	22
	$8,271,673	1,526,930

(5)       Non participant Directed Investments

The Plan was amended effective March 1, 2002, to allow participants to transfer all or any part of their non participant directed investments to participant directed investments.

(6)       Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 23, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(7)       Party in interest Transactions

The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Diversified International Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation-Protected Bond Fund, and Fidelity Spartan Total Market Index Fund. Participant loans are made with individual participants of the Plan and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party in interest transactions.

(8)       Concentrations

At December 31, 2006 and 2005, approximately 32% and 33%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(9)       Risks and Uncertainties

The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

Schedule 1

DUKE 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Party-in-			Current
interest	Identity	Description of investment	value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$2,707,895

	Mutual funds:
	Calamos	Calamos Growth Fund	4,135,974
*	Fidelity	Fidelity Balanced Fund	5,211,375
*	Fidelity	Fidelity Diversified International Fund	7,942,101
*	Fidelity	Fidelity Freedom 2005 Fund	56,503
*	Fidelity	Fidelity Freedom 2010 Fund	44,832
*	Fidelity	Fidelity Freedom 2015 Fund	395,409
*	Fidelity	Fidelity Freedom 2020 Fund	600,338
*	Fidelity	Fidelity Freedom 2025 Fund	356,155
*	Fidelity	Fidelity Freedom 2030 Fund	238,199
*	Fidelity	Fidelity Freedom 2035 Fund	358,757
*	Fidelity	Fidelity Freedom 2040 Fund	495,307
*	Fidelity	Fidelity Freedom Income Fund	80,609
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,197,767
*	Fidelity	Fidelity Spartan Total Market Index Fund	5,270,015
	American	Growth Fund of America	7,702,674
	Goldman Sachs	Goldman Sachs Mid-Cap Value CL A	5,244,564
	Pimco	Pimco Total Return Fund – Admin Class	2,536,373
	Royce	Royce Low-Priced Stock Fund – Inv Class	4,205,008
	Van Kampen	Van Kampen Growth and Income Fund	5,356,855
			$52,428,815
	Common stock:
*	Duke Realty Corporation	Common stock	$28,242,512
	Participant Directed Brokerage
	Account		$2,460,570
	Loans to participants:
*	N/A	Participant loans at interest rates ranging
		from 5% to 9.5%	$1,718,087
*	Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date: June 28, 2007	/s/ Denise K. Dank
Denise K. Dank
Sr. Vice President of Human Resources
Chairman, Associate Benefits Committee